DAVIS LEGAL ADVISORS *since* 1892
& company

02 AUG 16 AM 9: 2

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

August 12, 2002

file number: 50237-00001

Office of International Corporate Fina
c/o Securities and Exchange Commiss
450 - 5th Street N.W.
Washington, DC 20549

02049369

SUPPL

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna L Ornstein
Donna Ornstein,
Legal Assistant

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

DO/mlg
Encls.

8/19

Exemption No. 82-3779

August 12, 2002

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

02 AUG 16 AM 9:32

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	May 28, 2002
	(ii)	BC	July 29, 2001
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	For the year ended April 30, 2002
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	For the year ended April 30, 2002
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	August 2, 2002
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	For the year ended April 30, 2002
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	August 2, 2002
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable

(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Expedited Notice of Private Placement, – Exchange Forms 4F	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	For the year ended April 30, 2002
(b)	Quarterly Interim Financial Statements	Not Applicable
(c)	Notice of AGM or EGM, Proxy and Information Circular	August 2, 2002
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-3779

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

1. Corporation Name: GTECH INTERNATIONAL RESOURCES LIMITED

2. Corporate Access Number: 28530

3. Corporation's registered office address is:

   ~~200 - 204 Lambert Street~~
   ~~Whitehorse, YT~~
   ~~Y1A 3T2~~

   Suite 200, 304 Jarvis Street
   Whitehorse, YT Y1A 2H2

4. Corporation's mailing address is:

   ~~200 - 204 Lambert Street~~
   ~~Whitehorse, YT~~
   ~~Y1A 3T2~~

   same as no. 3

5. This report contains information as at: May 28, 2002

6. Date of continuance: May 28, 1968

7. Names and addresses of the directors are:

   A.J. (Jim) McFaull
   5 - 100 Lewes Boulevard
   Whitehorse, YT
   Y1A 3W1

   Frederick Bart
   98 Victoria Road, Bellevue Hill
   Sydney, NSW 2023
   Australia

   Ian Alistair Dennis
   2 Holdsworth Avenue
   Greenwich, NSW 2065
   Australia

   Mervyn Jacobson
   Flat 4, 34 St. Georges Drive
   London, SWIV 4BN
   England

8. Names, addresses and office held of the officers are:

   Ian Alistair Dennis
   2 Holdsworth Avenue
   Greenwich, NSW 2065
   Australia
   President and Secretary

   Mervyn Jacobson
   Flat 4, 34 St. Georges Drive
   London, SWIV 4BN
   England
   Chairman of the Board

9. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) The constating documents of the Corporation.

FILED
JUN 26 2002
DEPUTY REGISTRAR OF CORPORATIONS

CERTIFIED correct as at the 28th day of May, 2002.

Authorized Signatory

PRESIDENT
Title

ANTON, CAMPION & MACDONALD

Exemption No. 82-3779

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor-940 Blanshard Street
Victoria, BC V8W 3E6

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday-Friday)

ANNUAL REPORT OF EXTRAPROVINCIAL COMPANIES FORM 17

Section 335 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
3. In Box D and E, enter the last name, first name, and any initials of the extraprovincial company's directors and officers. Individual's name should be shown consistently throughout this document.
4. Please file an annual report in this form within two months after the anniversary date of registration in the province as required by Section 335 of the *Company Act*.
5. The extraprovincial company must keep at its head office within British Columbia the records and documents required to be kept there by Section 309 of the *Company Act*.
6. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from your BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. Funds.

B CERTIFICATE OF INCORPORATION NO.

A-12635

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SUBMITTED TO THE B.C. REGISTRAR FOR FILING ON July 18/02

A FULL NAME OF COMPANY
GTECH INTERNATIONAL RESOURCES LIMITED

C ANNIVERSARY DATE OF REGISTRATION IN B.C.

Y	M	D
01	07	29

D Full names and addresses of all **DIRECTORS** of the company

LAST NAME	FIRST NAME & INITIALS *(IF ANY)*	FULL ADDRESS *(INCLUDE POSTAL / ZIP CODE)*
BART	FRED	98 VICTORIA ROAD BELLEVUE HILL, SYDNEY, AUSTRALIA 2023
DENNIS	IAN ALISTAIR	2 HOLDSWORTH AVENUE GREENWICH, NSW, AUSTRALIA 2065
McFAULL	ARTHUR JAMES	5 – 100 LEWES BLVD. WHITEHORSE, YT Y1A 3W1
JACOBSON	MERVYN	FLAT 4, 34 ST. GEORGES DRIVE LONDON, SW1V 4BN

E Full names and addresses of all **OFFICERS** of the company

LAST NAME	FIRST NAME & INITIALS *(IF ANY)*	OFFICE HELD	FULL ADDRESS *(INCLUDE POSTAL / ZIP CODE)*
DENNIS	IAN ALISTAIR	PRESIDENT & SECRETARY	AS ABOVE
JACOBSON	MERVYN	CHAIRMAN OF THE BOARD	AS ABOVE

F Has the extraprovincial company filed at the Corporate Registry all the documents relating to an amendment of the company's charter? If No, please submit documents verified by a Notary or by the proper government authority in the company's home jurisdiction, with the filing fee. Please contact us for information on filing fees.

G Do all of the directors and officers of the company qualify under sections 114 or 133 of the Company Act? If No, attach particulars.

H Have all filings related to any changes to the following been filed with the Corporate Registry:

- Address of the head office within British Columbia?
- Address of the head office outside British Columbia?
- Name or address of attorney within British Columbia?

If No, attach appropriate change forms.

I **CERTIFIED CORRECT** - I have read this form and found it to be correct.
Signature of a current Director, Officer or Company Solicitor

[signature]

DATE SIGNED

Y	M	D
02	07	08

C:\WINDOWS\Temporary Internet Files\Content.IE5\6ZQFWRWD\BCEXPRO.AR.DOC

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

02 AUG 16 AM 9:32

2002	Notice of Annual Meeting of Shareholders
ANNUAL	
MEETING	Management Proxy Circular
	Form 51-901F, Quarterly and Year End Report including: • Schedule A, Financial Statements for the Financial Year Ended April 30, 2002 • Schedule B, Supplemental Information • Schedule C, Management Discussion and Analysis
Place:	Offices of the Company Level 9, 185 Macquarie Street Sydney, NSW 2000 Australia
Time:	3:00 p.m. (local time)
Date:	Thursday, September 12, 2002

GTECH INTERNATIONAL RESOURCES LIMITED

CORPORATE DATA	Head Office Level 9, 185 Macquarie Street Sydney, NSW 2000 Australia E-mail: iandennis@gtg.com.au http://www.reflections.com.au/YKR Directors & Officers Mervyn Jacobson, Chairman and Director Ian A. Dennis, President, Director and Secretary Fred Bart, Director Arthur James McFaull, Director Registrar & Transfer Agent Computershare Trust Company of Canada 4th Floor 510 Burrard Street Vancouver, B.C. V6C 3B9 Solicitors Davis & Company Barristers & Solicitors 2800 – 666 Burrard Street Vancouver, B.C. V6C 2Z7 Auditors De Visser Gray Chartered Accountants 401 – 905 West Pender Street Vancouver, B.C. V6C 1L6 Listing Tier 2 TSX Venture Exchange Symbol: GCH

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Gtech International Resources Limited (hereinafter called the "Company") will be held at the offices of the Company, Level 9, 185 Macquarie Street, Sydney, NSW 2000, Australia, on Thursday, the 12th day of September, 2002, at the hour of 3:00 p.m. (local time), for the following purposes:

(a) to receive the report of the Directors;

(b) to receive the financial statements of the Company for the fiscal year ended April 30, 2002, together with the report of the auditors thereon;

(c) to appoint auditors and to authorize the Directors to fix their remuneration;

(d) to elect Directors;

(e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Form 51-901F, Quarterly and year End Report, including Schedule "A", the financial statements of the Company for the fiscal year ended April 30, 2002, and the auditors' report thereon, Schedule "B", Supplemental Information, and Schedule "C", Management Discussion and Analysis, accompanies this Notice.

Shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Management Proxy Circular accompanying this Notice.

DATED at Sydney, Australia, this 2nd day of August, 2002.

BY ORDER OF THE BOARD

"Ian A. Dennis"

Ian A. Dennis,
President

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

GTECH INTERNATIONAL RESOURCES LIMITED

Level 9, 185 Macquarie Street
Sydney, NSW 2000
Australia
Telephone: (612) 9233-5015
Facsimile: (612) 9232-5313
E-mail: iandennis@gtg.com.au
http://www.reflections.com.au/YKR

MANAGEMENT PROXY CIRCULAR

as at August 2, 2002

GENERAL PROXY INFORMATION

Solicitation Of Proxies

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF GTECH INTERNATIONAL RESOURCES LIMITED (THE "COMPANY") FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON THURSDAY, SEPTEMBER 12, 2002 (THE "MEETING") AND ANY ADJOURNMENT THEREOF AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

Appointment And Revocation Of Proxies

The individuals named in the accompanying form of proxy are the President and a director of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company of Canada by mail or delivery at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or by fax ((604) 683-3694), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, #200 – 304 Jarvis Street, Whitehorse, Yukon Territory, Y1A 2H2, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting Of Shares Represented By Proxy And Discretionary Powers

Unless a ballot is demanded, voting at the Meeting will be by way of show of hands. Shares represented by proxies may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one

shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any ballot. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Record Date And Right To Vote

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at Friday, August 2, 2002.

Every shareholder of record at the close of business on Friday, August 2, 2002 who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment(s) thereof, except to the extent that:

(a) such shareholder has transferred the ownership of any of his shares after August 2, 2002; and

(b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those shares at the Meeting.

A person duly appointed under an instrument of proxy will be entitled to vote the shares represented thereby only if the proxy is properly completed and delivered in accordance with the requirements set out under the heading "Appointment And Revocation Of Proxies" and has not been revoked.

Voting Securities And Principal Holders Thereof

As at the date hereof, the Company has issued and outstanding 3,709,667 fully paid and non-assessable common shares, each share carrying the right to one vote. **THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.** The unlimited number of common shares of the Company have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each common share held by them.

Dividends

The holders of common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the common shares shall be entitled to share equally in the assets of the Company

To the knowledge of the directors and officers of the Company, as at August 2, 2002, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
CDS & Co.[(1)]	985,987	26.58%
Genetic Technologies Limited [(2)]	2,618,499	70.59%

Notes:

1. Clearing Agency. The Company has no knowledge of the beneficial ownership of these shares.

2. An Australian public company whose shares are listed on the Australian Stock Exchange. Mervyn Jacobson, Fred Bart and Ian A. Dennis, all directors of the Company, are Chairman, Deputy Chairman and Executive Director, respectively of Genetic Technologies Limited. Mervyn Jacobson is a major shareholder of Genetic Technologies Limited.

Unless otherwise specified, all items referred to herein which require a call for the voting of the common shares will be by way of ordinary resolution which means a resolution passed by the shareholders of a company by a simple majority of the votes cast in person or by proxy.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year. The determination of the number of directors at four requires approval by ordinary resolution of the members.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By - Laws of the Company, or with the provisions of Section 109(1) of the Act. No class of shareholders of the Company have the right to elect a specified number of directors or to cumulate their votes for directors.

The Board of Directors has not appointed an Executive Committee. The members of the Company's Audit Committee as at the date hereof are Ian A. Dennis, Fred Bart and A. James McFaull.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Country of Residence[(1)]	Present Principal Occupation or Employment[(1)]	Period as a Director of the Company	No. of Shares[(1)]
MERVYN JACOBSON Director and Chairman of the Board Resident of United Kingdom	Executive Chairman, Genetic Technologies Limited; Chief Executive Officer, XY, Inc.; Self-Employed Medical Consultant.	May 7, 2001 to date	2,618,499[(2)]
IAN A. DENNIS Director, President and Secretary Resident of Australia	Chartered Accountant; Executive Director, Genetic Technologies Limited	June 21, 1996 to date	3,166
FREDERICK BART Director Resident of Australia	Businessman; Deputy Chairman, Genetic Technologies Limited	November 7, 1996 to date	50,000[(3)]
ARTHUR JAMES MCFAULL Director Resident of Canada	Prospector, Exploration Geologist for the Company	July 30, 1993 to date	20,000

Notes:

1. The information as to country of residence, principal occupation, and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The information regarding the principal occupation or employment for the director is for the past five years.

2. Mervyn Jacobson owns no shares of the Company directly or indirectly, however, as the Chairman and major shareholder of Genetic Technologies Limited, he exercises control over the 2,618,499 common shares of the Company owned by Genetic Technologies Limited.

3. Fredrick Bart owns these shares indirectly through Security & Equity Resources Limited.

EXECUTIVE COMPENSATION

Summary of Compensation

The following table sets forth all compensation paid in respect of the individual who was the Chief Executive Officer of the Company during the financial year ended April 30, 2002. There are no other executive officers of the Company whose total salary and bonus exceeded $40,000 during those financial years.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		
					Awards	Payouts	
Name and Principal Position	Years Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
IAN A. DENNIS President	2002	Nil[(1)]	Nil	Nil	Nil	Nil	Nil
	2001	Nil[(1)]	Nil	Nil	Nil	Nil	Nil
	2000	Nil[(1)]	Nil	Nil	240,000[(2)]	Nil	Nil

Notes:

1. Ian A. Dennis receives no compensation from the Company, however he receives remuneration from Genetic Technologies Limited for his services as Executive Director of Genetic Technologies Limited which services include running the Company. No specific portion of the compensation paid to him by Genetic Technologies Limited is allocated for his services to the Company. The Company paid Genetic Technologies Limited $70,911.00 in management fees during the financial year ended April 30, 2002 for project generation in connection with the Company's pursuit of business opportunities in the biotechnology field.

2. On February 3, 2000 the Company granted Ian A. Dennis an option to purchase 240,000 shares in the capital of the Company at an exercise price of $0.10 per share. The option expires on February 3, 2005.

Grant of Stock Options

No stock options were granted by the Company to the Chief Executive Officer during the financial year ended April 30, 2002.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth details of the financial year-end value of unexercised stock options on an aggregate basis to the Chief Executive Officer. No stock options were exercised during the financial year ended April 30, 2002.

Aggregated Option/SAR Exercises During the Financial Year Ended April 30, 2002
And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
IAN A. DENNIS	N/A	N/A	240,000 (Exercisable) (1)	$168,000 (2)

Notes:

1. Option to purchase 240,000 common shares at $0.10 per share exercisable until February 3, 2005.

2. The net aggregate value as at April 30, 2002 was $168,000 based on the difference between the exercise price of the stock option and $0.80, being the closing price of the Company's shares on April 9, 2002, being the last trading day prior to April 30, 2002 on which shares of the Company were traded.

The Company does not have a formal stock option plan in place. Instead, options to purchase common shares in the capital stock of the Company are granted by the Board of Directors. The maximum number of common shares which can be issued under stock options without obtaining disinterested shareholder approval is 10% of the issued capital of the Company at the time of grant. The stock options granted to the Chief Executive Officer and to a director referred to below under "Compensation of Directors" were granted under the policies of the TSX Venture Exchange (then the Canadian Venture Exchange) and under its policies the exercise price of the stock options was not permitted to be lower than the closing price of the shares of the Company on the trading day immediately preceding the date of news release announcing the grant less 25%, subject to a minimum price of $0.10. The terms of the stock option agreements provide that the options will terminate 90 days after the optionee ceases to be in at least one of the following relationship to the Company: director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock options.

Pension Arrangements

The Company does not have any pension arrangements in place for the Chief Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plan or arrangement in respect of compensation received or that may be received by the Chief Executive Officer in the financial year ended April 30, 2002.

Compensation of Directors and Officers

During the financial year ended April 30, 2002, none of the directors or officers of the Company received cash compensation from the Company in any capacity and none is presently proposed to be paid in the future. The Company has no pension plan or arrangement for non-cash compensation or benefits for the directors or officers of the Company, except for the granting of stock options from time to time. Stock options were granted by the Company to the directors and officers of the Company during the financial year ended April 30, 2002, as follows:

Name and Position	No. of Shares	Exercise Price	Date of Grant	Expiry Date
MERVYN JACOBSON Chairman and Director	130,000	$0.38	May 22/01	May 22/06

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended April 30, 2002, no director, officer, proposed management nominee for election as a director of the Company or any associate of them, was indebted to the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Private Placement – May 15, 2001

On May 15, 2001, the Company issued by private placement a total of 1,300,000 units at a price of $0.10 per unit to Genetic Technologies Limited of Ground Floor, 140 Phillip Street, Sydney, Australia, the controlling shareholder of the Company. Each unit consisted of one common share and one warrant, with each warrant entitling Genetic Technologies Limited to purchase one common share for a period of two years ending on May 15, 2003 at a price of $0.10 per share. Mervyn Jacobson, who became a director of the Company on May 7, 2001, is the Executive Chairman and a major shareholder of Genetic Technologies Limited. Ian A. Dennis and Fred Bart, both directors of the Company, are Executive Director and Deputy Chairman, respectively, of Genetic Technologies Limited. Genetic Technologies Limited is an Australian public company whose shares are listed on the Australian Stock Exchange.

The private placement funds were raised in order for the Company to pursue new business opportunities in the field of biotechnology with the assistance of the Company's parent company, Genetic Technologies Limited. During the financial year ended April 30, 2002, the Company incurred expenses amounting to $102,938 in relation to pursuing biotechnology business opportunities, $70,911 of which was paid to Genetic Technologies Limited in respect of management fees for project generation. In connection with the Company's pursuit of business opportunities in the biotechnology field, Genetic Technologies Limited reviewed the suitability of certain proposed biotechnology acquisitions for the Company.

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since May 1, 2001 which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

The management of the Company will recommend to the Meeting to appoint De Visser Gray as auditors of the Company and to authorize the directors to fix their remuneration. De Visser Gray were first appointed auditors of the Company on September 21, 1999.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

DIRECTORS' APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the Directors of the Company.

DATED at Sydney, Australia, this 2nd day of August, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Ian A. Dennis"

Ian A. Dennis,
President

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

Type of Meeting: Annual
Name of Company: GTECH INTERNATIONAL RESOURCES LIMITED (the "Company")
Meeting Date: Thursday, September 12, 2002
Meeting Time: 3:00 p.m. (local time)
Meeting Location: Offices of the Company, Level 9, 185 Macquarie Steet, Sydney, NSW 2000, Australia (the "Meeting")
(the "Meeting")

The undersigned shareholder of the Company hereby appoints Ian A. Dennis, President of the Company, or, failing him, Fred Bart, a director of the Company, or, in place of both of the foregoing, ________________ (print name), as nominee of the undersigned, to attend, vote and act for and in the name of the undersigned at the Annual Meeting of the Shareholders of the Company to be held at the offices of the Company, Level 9, 185 Macquarie Street, Sydney, NSW 2000, Australia, on Thursday, the 12th day of September, 2002, at the hour of 3:00 p.m. (local time) (the "Meeting") and at every adjournment thereof, and the undersigned hereby revokes any former proxy given to attend and vote at the Meeting and any adjournment thereof.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED FOR THE FOLLOWING MATTERS:

	FOR	AGAINST
1. To authorize the Directors to fix the Auditors' remuneration	________	________

	FOR	WITHHOLD
2. To elect Mervyn Jacobson as a Director	________	________
3. To elect Ian A. Dennis as a Director	________	________
4. To elect Frederick Bart as a Director	________	________
5. To elect A. James McFaull as a Director	________	________

ON ANY BALLOT THAT MAY BE CALLED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER.

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY AT THE MEETING. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE ACOMPANYING NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR.

[ ]

THIS PROXY MUST BE DATED. PLEASE ENSURE YOU DATE THIS PROXY BEFORE RETURNING IT. IF THIS PROXY IS NOT DATED IN THE SPACE PROVIDED, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE SHAREEHOLDERS BY THE COMPANY.
The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Please sign here: ______________________________

Date: ______________________________

This proxy form is not valid unless it is signed and dated. To be valid, this proxy form **DULY EXECUTED AND DATED** must arrive at the offices of the Company's transfer agent, Computershare Trust Company of Canada, by mail or by delivery at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or by fax ((604) 683-3694) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

NOTES:

1. **YOU HAVE THE RIGHT TO APPOINT ANOTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. IF YOU WISH TO EXERCISE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND STRIKE OUT THE TWO PRINTED NAMES.**

2. Please date and sign exactly as the shares are registered and return promptly.

3. If the shareholder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.

4. If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting. Please contact your broker or the Company if you have questions.